FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-148157

For the Month of March, 2008

Mitsui Sumitomo Insurance Company, Limited

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

Table of Contents

1.	[Translation in English]

News Release

Notice Regarding Repurchase of Company’s Own Shares in Market

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: March 13, 2008	By:	/s/ Toru Hasegawa
Toru Hasegawa
General Manager Shareholder Relations & Legal Dept.

March 13, 2008
Notice Regarding Repurchase of Company’s Own Shares in Market
     Mitsui Sumitomo Insurance Company, Limited (the “Company”) hereby announces that pursuant to Article 156 of the Companies Act of Japan as modified by Article 165, Paragraph 3, of the Act, the Company has repurchased its own shares by market transactions and has completed the repurchase resolved at the meeting of the Board of Directors held on January 31, 2008, as follows:
     (1) Period of repurchase:
From February 25, 2008, to March 12, 2008
     (2) Type of shares repurchased:
Shares of common stock of the Company
     (3) Total number of shares repurchased:
6,402,000 shares
     (4) Aggregate amount of repurchase cost:
JPY 6,998,920,000
     (5) Method of repurchase:
Market transaction on the Tokyo Stock Exchange

(Reference 1)	Details of repurchase resolved at the meeting of the Board of Directors held on January 31, 2008:
     (1) Type of shares to be repurchased:
Shares of common stock of the Company
     (2) Total number of shares to be repurchased:
8,000,000 shares (Maximum)
(Approximately 0.5% of the shares issued)
     (3) Aggregate amount of repurchase cost:
JPY 7,000,000,000 (Maximum)
     (4) Period of repurchase:
From February 1, 2008, to March 24, 2008

(Reference 2)	Total number and aggregate amount of Company’s own shares repurchased under the resolution:
     (1) Total number of shares repurchased:
6,402,000 shares
     (2) Aggregate amount of repurchase cost:
JPY 6,998,920,000
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